OMB APPROVAL

OMB Number:	3235-0716
Expires:	August 31, 2022
Estimated average burden hours per response 48.9697	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: The Marketplace Austin LLC

Legal status of issuer:

   Form: limited liability company

   Jurisdiction of Incorporation/Organization: Texas

   Date of organization): January 22, 2021

Physical address of issuer: 5900 Balcones Drive, Suite 100 / Austin, Texas 78731

Website of issuer: https://www.themarketplaceatx.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$1,000 onboarding fee 7% from 0-$1MM; 6% from $1MM-$2MM; 5% from $2MM-$5MM

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Promissory Notes

Target number of securities to be offered: 1,000

Price (or method for determining price): $50.00 per note

Target offering amount: 100,000

Oversubscriptions accepted: ☐ Yes   ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): 150,000

Deadline to reach the target offering amount: 120 days from the filing date

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 70,331.68	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 70,331.68	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 53,166.41	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: -29,834.73	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Marketplace Austin LLC
(Issuer)
By
/s/ Anita Erickson Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anita Erickson
(Signature)
Manager
(Title)
July 29th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>The Marketplace Austin LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Step One Enterprises, LLC	100% membership interest	100% %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

For reference, see Linkedin profile: https://www.linkedin.com/in/anitaerickson/

MANAGERS OF THE COMPANY

4. Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Anita Erickson__________Dates of Service: __1/22/21____________________

Principal Occupation: ___Manager___________ ____
Employer: _Self/Step One Enterprises_____Dates of Service: __1/2/17____________________________
Employer's principal business: Consulting, marketing ____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ______CEO___________________ Dates of Service:_______1/2/17 – present ___________________

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: ___Self/Step One Enterprises____

Employer's principal business: ___Consulting, marketing ____

Title: _______________CEO____________ Dates of Service: _________1/2/17 – present _________________________

Responsibilities:____________Sales, marketing, operations, management ____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Anita Erickson_____

Title: _____CEO_____ Dates of Service: _____1/22/21_____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE MARKETPLACE AUSTIN LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

THE MARKETPLACE
Step One Enterprises

EXECUTIVE SUMMARY

The Marketplace will be a to-the-trade showroom in Austin, Texas, serving the Architectural and Interior Design sectors. The Marketplace will feature a variety of luxury home design products, allowing wholesale customers to shop a variety of brands all in one place.

Austin is growing exponentially in terms of population and wealth. Architectural and Interior Design resources, particularly related to wholesale, have lagged significantly. Many similar mid-sized cities have established, successful design centers. Austin design professionals and product vendors have been asking for this type of resource for years.

The Marketplace brings a unique and timely opportunity to brands wanting to access the Austin market, providing lower-commitment options with enhanced services. The initial facility will be 10,000 square feet, hosting 20-30 showcases, with significant growth opportunity.

The Marketplace will primarily serve the Austin and San Antonio markets, with Dallas and Houston being secondary markets. The goal is to attract several brands that are not available anywhere else in Texas, making The Marketplace a "must visit" for all Texas industry professionals.

THE MARKETPLACE VISION

The Marketplace will bring quality, high end, to-the-trade products and services to the Austin market, allowing the local design community to better serve their clients and work more profitably. Utilizing a unique value-added showcase model, The Marketplace will provide Partner brands a presence in Austin at lower risk than opening a standalone showroom. The synergy between these brands and the design community will enhance Austin's reputation as a sophisticated design destination and set the stage for the development of a comprehensive design district

LONG-TERM VISION

The Marketplace is Phase One of a long-term plan to create a design district in Austin. We envision 30-40 wholesale and retail showrooms in a concentrated area, intermingled with restaurants, galleries and office space. The design district will be a vibrant destination for the design/build industry, and also welcome and inspire consumers. The Marketplace offers a natural testing ground for future showroom tenants of the design district.

CUSTOMER CHALLENGE

With the changing nature of the interior design industry and retail/wholesale dynamics, to-the-trade design brands are reluctant to invest in large showrooms which require long leases and dedicated staff. However, the need to experience products in-person remains, meaning that online-only shopping limits a product's appeal.

On the professional side, designers, architects and builders are frustrated with a limited choice of products available locally. The resources that are available are spread throughout the city and in to the Hill Country, making shopping inefficient.

SOLUTION

The Marketplace offers brands a way to test the waters in Austin, providing display space, support staff and marketing programs, all in one package that can be as short as one year. It also allows local brands that have been anxious to improve their penetration in the design industry a chance to expand their exposure without committing to a long lease.

Professionals will welcome a single destination for multiple products, and the amenities The Marketplace will offer, including a conference room and coffee bar.

TRACTION

The model requires 20-30 Vendor Partners at capacity, depending on showcase sizes.

-11 Vendor Partners have reserved a space and paid a 1/2 month deposit
-A marketing list of over 4000 local contacts in the design/build industry has been built and regular newsletters are being sent to build momentum
-A lease is in negotiation; drawings are complete and construction team identified
-Two Founding Investor/Advisors have been secured with an additional eight in discussion

MARKET AND COMPETITION

Austin's rapidly growing market is demanding more and higher-end home products. Currently these needs are being served by a few, scattered to-the-trade showrooms locally. A more robust selection of resources are available in Dallas and Houston, but they are hours away. The Marketplace will provide both more convenient and more unique options, with the goal of having approximately 20% of our products exclusive in Texas.

As our primary paying customers are to-the-trade products and services, our key competition is a brand deciding to open a standalone showroom rather than work with The Marketplace. Other to-the-trade showrooms aren't considered strong competition, as the model allows brands to participate in The Marketplace marketing program and continue to sell products through other showrooms, increasing sales for those showrooms as well.

MANAGEMENT

Anita Erickson, Founder and CEO of The Marketplace, is a veteran marketing executive with experience at both Fortune 500 companies and startups. She has decades-long experience building marketing programs, especially for small businesses. Anita has founded three design-related companies personally and has deep knowledge of and relationships within the design/build industries.

Two Founding Investors are also acting as advisors, and we plan to add an additional 3-4 industry veterans to our Advisory Board.

The business team has been engaged, including attorneys, fractional CFO, bookkeeper, real estate broker and business coach.

BUSINESS PLAN

MARKET ANALYSIS

We believe Austin is ready to support a facility of the size proposed. Austin has sustained remarkable growth in terms of both population and wealth, which has attracted a higher-end design customer who demands products and services not currently available in Austin.

Austin an Affluence Magnet
Echoing other sources, such as this Lending-Tree report from July, *Trulia found that the Austin area has a higher percentage of million-dollar homes than any other major Texas city.*

Ranking 25th in the country among 100 large metros, about 2.9 percent of the Austin area's housing stock is worth $1 million or more, according to Trulia.

<p align="right">- Austin Business Journal</p>

lendingtree

Places with the most million-dollar homes

Rank	Metro	Share of Million Dollar Homes	Median Value All homes	Median Value Homes Over $1 Million
1	San Jose, Calif.	53.81%	$1,069,000	$1,505,000
2	San Francisco	40.03%	$891,000	$1,409,000.
3	Los Angeles	17.23%	$622,000	$1,419,000
4	New York	11.81%	$454,000	$1,384,000
5	San Diego	10.55%	$563,000	$1,326,000
6	Seattle	9.90%	$461,000	$1,269,000
7	Boston	7.95%	$459,000	$1,329,000
8	Washington	5.27%	$395,000	$1,254,000
9	Miami	3.79%	$267,000	$1,454,000
10	Denver	2.65%	$391,000	$1,232,000
11	Austin, Texas	2.16%	$282,000	$1,310,000
12	Portland, Ore.	1.95%	$378,000	$1,237,000
13	Sacramento, Calif.	1.72%	$386,000	$1,239,000
14	Houston	1.52%	$192,000	$1,401,000
15	Nashville, Tenn.	1.52%	$235,000	$1,283,000
16	Phoenix	1.51%	$242,000	$1,368,000
17	Providence, R.I.	1.32%	$266,000	$1,340,000
18	Dallas	1.31%	$213,000	$1,395,500
19	Chicago	1.30%	$223,000	$1,231,000

MARKET AND COMPETITION

Austin's rapidly growing market is demanding more and higher-end home products. Currently these needs are being served by a few, scattered to-the-trade showrooms locally. Nearby competition includes Dallas, a three-and-a-half-hour drive, and Houston; two and a half hours. The Marketplace will provide both more convenient and more unique options.

Because The Marketplace does not directly sell product, it is not in competition with other local trade showrooms, and in fact can complement them. Brands that want additional visibility in the market can participate in The Marketplace and still work with another showroom to process transactions.

The strongest competition comes from brands wanting to open their own standalone showrooms. In some cases, the cost and commitment to a private showroom are offset by the brand's ability to completely control its environment. In other cases, brands may want more room than The Marketplace can offer.

A standalone showroom is not an automatic disqualifier for a Vendor Partner. Several of our current Partners have standalone showrooms in Austin and are participating in The Marketplace to drive additional traffic to their locations. Examples include TriSupply, Gabby Home and Artisan Floors.

CUSTOMER STRATEGY AND VALUE PROPOSITION

CUSTOMER STRATEGY
Vendor Partners will be carefully curated to provide a useful shopping experience for the trade customer and ensure some exclusivity for the Partners.

The following categories will be represented:
- Case goods
- Upholstery
- Fabrics
- Rugs
- Accessories
- Tile
- Flooring
- Hardware
- Art
- Kitchen/bath

To meet our goal of providing unique shopping options, while also attracting Dallas and Houston shoppers, we are targeting a 20% mix of brands that do not have a presence elsewhere in Texas.

TRACTION ON PARTNER ACQUISITION

We have been in conversation with prospective vendor partners over the past two years, thoughtfully curating a first round of tenants to ensure an appropriate product mix and quality level. **Eleven initial partners have reserved a spot, paying a deposit of one-half the first month's fees.**



Prospective Partners Identified: 313
In Active Conversation: 33
Reservation with Deposit: 11

PARTNER VALUE PROPOSITION


MARKETPLACE
Design Destination
Home
Get Involved
Events & Resources
Partners
About
Blog
REGISTER FOR UPDATES
Tri-Supply
Tri-Supply
LA CORNUE
Category: Building Materials, Lighting, Hardware, Outdoor and More
Tri-Supply has been a leader in the build & design industry for over 60 years. Our goal from the beginning has been to provide each customer the highest quality of service and satisfaction during their build & design process.
General Contact Information:
Visit us at our showroom in Austin: 5811 Trade Center Dr Building 7, Suite 100, Austin, TX 78744
Trade Services:
Tri-Supply specializes in the build & design industry. We understandwhat is needed for you and your client's vision through products,services, and expert guidance. You will love our selections ofappliances, decorative hardware, lighting, ceiling fans, doors,windows, and outdoor furniture and kitchens.
Trade Contact:
Karla Urbina
Contract Sales Manager
kurbina@trisupply.net
(512) 364 - 4928
Laura Wright
Appliance Specialist
lawright@trisupply.net
(512) 916-9354
Jesse Montez
Decorative Hardware Specialist
jmontez@trisupply.net

A Presence, Not a Commitment

- 1-year terms available
- Expand or contract as market changes
- Does not require dedicated showroom staff
- No extra hassles or costs for utilities, security, etc.

More Than a Display; Showcase Packages Include:

- Support staff trained on product
- Ambitious marketing of property
- Brand-specific marketing beyond the showroom (newsletters, social, PR, etc)

PRICING COMPARISON

The Marketplace offers brands an opportunity to have a presence in the Austin market without the expense and commitment of a full showroom.

Standalone Showroom Monthly Cost		Marketplace Showcase Monthly Cost	
1500 sf showroom* • Accounting for storage/ restroom /meeting room/break room	$3,000-4,000 depending on location	500 sf display space • Shared restroom, meeting room, break room	$5000/month
Utilities/NNN	$1000	Included	$0
Full-time staff (2)	$8000	Utilize existing outside reps and Marketplace support staff	$0
Marketing	$2000-5000	Traffic driven by Marketplace programs	$0
Minimum Standalone Showroom Cost	$14,000-18,000/month	Total Marketplace Showroom Cost	$5000/month
Lease Term	3-10 years	Commitment	1 year minimum

TENANT ACQUISITION TACTICS

We have been in active discussion with potential Vendor Partners for over two years. Many of these have been reaching out regularly to check on our progress and are anxious to take the next step once we sign a lease. Additionally, our contacts throughout the industry act as evangelists and have referred several prospects.

Hi Anita,

I'm thrilled to hear about your plans for The Marketplace. I've been looking around your site and the concept is wonderful, a much-needed addition in the Austin market. I'd love to learn more and have the chance to speak if you have time in the next couple of weeks. Let me know if you have availability.

Best,
Jamie

_____

Hi Eric,

It was nice meeting you last week at the HBA event at Facets. I enjoyed learning about the porcelain countertops you offer & your consideration of where to open a shop to showcase your product.
I cc'd Anita Erickson who is opening The Marketplace. I wanted to introduce you to Anita so she can tell you more about her venture so you can decide if this is a good fit for your business.

Thank you, Lisa

Sales Funnel:

Required Partners at Capacity: 20-30
Potential Partners Identified and on Mailing List: 313
In Active Conversation: 33
Reservations/Deposits: 11

The sales target group is relatively concentrated and easy to reach so paid advertising isn't necessary. Direct outreach and referrals from interior designers and other partners have been our best leads. Sales tactics include:

- Focus groups to refine desired brands
- Direct outreach to desired tenants
- Attendance at industry trade shows such as High Point, Dallas and Las Vegas
- Outreach through design community
- Ultra-targeted PR and marketing campaign

A majority of the sales role will be handled by the CEO, while the rest of the team will support these efforts through research and initial outreach.

MARKETING PLAN

The Marketplace will be promoted and advertised aggressively under the direction of the CEO, Anita Erickson, a seasoned marketing executive. Costs for in-house execution and some outsourcing is included in the budget.


The MARKETPLACE
presents
an AUSTIN DESIGN WEEK
panel discussion on:
THE EVOLUTION OF HOME DESIGN:
How It's Changing and Why
MONDAY, NOVEMBER 8
1:30 - 2:30PM
SEATING IS LIMITED
PLEASE RSVP ONLINE
AUSTINDESIGNWEEK.ORG
AUSTIN DESIGN WEEK

Components will include:

- Robust, SEO-optimized web presence promoting both The Marketplace and Partner brands
- Social media highlighting The Marketplace and Partner brands
- Extensive outreach to local and regional industry professionals through organizations like AIA, ASID
- Regular to-the-trade events: CEUs, industry speakers, association events, popup shops

Newsletters and editorial content targeted to the trade

- Co-op advertising in Luxe Magazine, our exclusive Media Sponsor

STAFFING

Friendly, knowledgeable staff will be key to Vendor Partner satisfaction and trade customer repeat visits. We have identified a position that is solely responsible for Partner satisfaction and promotion, and also one responsible for ensuring an enjoyable experience at The Marketplace from the moment customers enter. Recruiting will begin as soon as the lease is signed.

Showroom Manager
This role will be filled by the CEO until investors are paid back and/or profitability goals are met.

Partner Acquisition/Sales
This role will be filled by the CEO until investors are paid back and/or profitability goals are met.

Partner Liaison
The Partner Liaison will be responsible for onboarding Vendor Partners, ensuring we meet our obligations to them and monitoring overall satisfaction and retention.

Marketing
This role will focus on driving traffic to The Marketplace physical location and website plus brand-specific marketing for our Partners.

Receptionist
Greet trade customers and ensure a friendly, professional experience for all visitors.

Customer Service
On-floor support to help visitors find the right brands, answer questions, etc.

PROPERTY

The property location and build-out are critical to the success of the project. It must be located conveniently but also in an area that maintains reasonable prices. The build-out must be of a level of quality and design that is compatible with our partners' brands. Retail presence is not required, as the showroom is open only to Trade members.

LOCATION

The north-central Austin location was selected due to:
- Significant, pre-existing wholesale showroom presence
- Proximity to retail and restaurants at the Domain

- Convenient access from Mopac, 183 and I35
- Larger building availability and more reasonable rates

BUILDING

Targeted property consists of 10,000 square feet in a shopping center within one half to two miles of many other wholesale showrooms. Existing finishes are simple but useable for our purpose; concrete floors, exposed ceilings and good natural light. Target lease rate is $16NNN. Lease details are being finalized and we expect to have a signed lease by the end of May.

IMPROVEMENTS

Minimal improvements are required to make the space useable; we will add a kitchenette and some improved lighting, plus make some minor improvements to the entrance. Several vendors have offered to trade product for advertising, lowering construction costs.

We will provide simple fixtures and lighting for partners, with a focus on modularity and reusability. Partners can add custom fixtures for an additional fee. Pricing is currently being confirmed for base-level fixtures.



RISK ASSESSMENT AND MITIGATION

We have identified four potential risks to our plan:
- Available Partner pool
- Price tolerance
- Market economics affecting the luxury home goods industry
- Pandemic restrictions

AVAILABLE PARTNER POOL

We believe there is substantial demand for an offering like The Marketplace. Similar-sized cities to Austin have design centers with full showrooms; The Marketplace offers the benefits of a showroom with a lower-risk entry cost.

City	Population (Metro)	Showrooms in Design Center
Detroit	3.7 million	35
Minneapolis	3.6 million	35
St. Louis	2.8 million	12
Denver	2.8 million	34

High Point Market, the largest wholesale home design market in the US, is comprised of over 2,000 showrooms, 90% of which fit the criteria for The Marketplace Partners.

Required Partners at Capacity: 20-30
Potential Partners Identified: 313
In Active Conversation: 33
Reservations/Deposits: 11

PRICE TOLERANCE

Price discussions have been positive, especially among those Partners who are also considering a showroom. (See comparison chart below in PRICING RATIONALE.)

It will be critical for us to execute on our commitments to provide marketing services and staff support in order to justify our rates. These factors have been taken into account in the budget.

MARKET ECONOMICS

The building and design industry continues to be strong, especially in Austin, which in turn leads to more demand for home products like those targeted for The Marketplace.

In the event that there is an industry pullback, The Marketplace will be well-positioned to provide downsized space to brands that may currently have a full showroom.

PANDEMIC RESTRICTIONS

As a to-the-trade showroom, The Marketplace will not be open to the public and can easily enforce social distancing.

TIMELINE

The property we are targeting is available for immediate move-in. Preliminary construction drawings are complete, and the design and construction team is in place. We plan to use a permit expeditor to get permits quickly from the City of Austin.



	May	June	July	August	Sept	Oct	Nov
Sign Lease							
Founding Investment Finalized							
Crowdfunding Campaign							
Construction							
Soft Open							
Grand Opening							

FUNDING STRATEGY

Funds Secured	
Founder investment	$50,000
Business Loan	$50,000
Founding Investors secured	$50,000
	$150,000
Funds Needed	
Additional Founding Investors (3-4)	$100,000-150,000
Crowdfunding campaign	$50,000-$100,000
	$150,000-$250,000
Total Funding to Launch	**$300,000-$400,000**

Use of Funds

A majority of the funding needed will go towards pre-revenue costs, including construction, legal/administrative and two staff hires; see proforma below. We expect to be generating cash flow by months 4-6.

FINANCIAL PROJECTIONS

REVENUE SOURCES

Revenue for this project consists primarily of Showcase Package sales which include display space, marketing services and staff support. Package terms are a minimum of one year.

Showcase Size	Rate	Annual	PSF	Spaces Available	Total Showroom SF	Annual Revenue
100	$ 1,250	$ 15,000	$ 150	16	1600	$ 240,000
200	$ 2,200	$ 26,400	$ 132	7	1400	$ 184,800
300	$ 3,000	$ 36,000	$ 120	5	1500	$ 180,000
500	$ 5,000	$ 60,000	$ 120	3	1500	$ 180,000
				31	**6000**	$ 784,800
					Average PSF	$ 130.80

Additional Revenue Sources Included in Model
- Sponsorships by brands that do not need physical space but want access to the network (painters, home services, etc.)
- Special events, meeting room rental

Revenue Opportunities Not Included in Current Model
- Expanded marketing services to Marketplace Vendor Partners (Email/social marketing, PR)
- Marketing services to brands that don't have physical space in The Marketplace but want access to our network
- Paid membership program for designers, with additional benefits

The Marketplace Proforma Overview 6.23.22						
Startup Income						
Step One Enterprises - cash on hand	$60,000					
Founding Investors	$100,000					
Crowdfund	$100,000					
Deposits from Partners	$30,000					
Total Startup Income	$ 290,000					
Startup Expenses	**Startup (6 months)**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Deposit/utilites	$ 52,700					
Construction/improvements	$ 67,000					
Fixtures/signage/furniture	$ 60,000					
Professional services, tech, marketing	$ 25,700					
Staff	$ 15,000					
Management salary	100% deferred until open					
Reserve/misc	$ 20,000					
Total startup	**$ 240,400**					
Ongoing Business Expenses						
Rent discount		83%	100%	100%	100%	100%
Rent		$136,000	$168,096	$176,501	$185,326	$194,592
NNN		$76,500	$80,325	$84,341	$88,558	$92,986
Utilites (water, electric, trash, internet, security)		$24,000	$24,000	$24,000	$24,000	$24,000
Loan payment		$ 10,053	$ 10,053	$ 10,053	$ 10,053	$ 10,053
Office expenses (supplies, cleaning, insurance)		$12,000	$12,000	$12,000	$12,000	$12,000
Prof. Services (bookkeeping, accounting, legal)		$9,600	$9,600	$9,600	$9,600	$9,600
Marketing hard costs/outsource		$18,000	$18,000	$18,000	$18,000	$18,000
Staff		$148,000	$204,000	$252,000	$252,000	$252,000
Management salary		$60,000	$80,000	$80,000	$80,000	$80,000
Payroll taxes		$ 16,640	$ 22,720	$ 26,560	$ 26,560	$ 26,560
Reserve/additional improvements		$48,000	$50,000	$50,000	$50,000	$50,000
Ongoing business expenses		*$558,793*	*$678,794*	*$743,055*	*$756,097*	*$769,792*
Total Expenses	**$ 240,400**	**$558,793**	**$678,794**	**$743,055**	**$756,097**	**$769,792**
Income						
Initial Investment total	$ 290,000					
% occupied		75%	90%	90%	90%	90%
Rate increase			105%	120%	120%	120%
Showcase revenue	$ -	$588,600	$ 741,636	$ 847,584	$ 847,584	$ 847,584
Additional services/events (see tab)		$ 36,000	$ 80,000	$ 100,000	$ 120,000	$ 120,000
Investment reserve		$ 49,600				
Total Income	**$ 290,000**	**$674,200**	**$821,636**	**$947,584**	**$967,584**	**$967,584**
Cash Flow	$ 49,600	$115,407	$142,842	$204,529	$211,487	$197,792
Profit Margin		17.12%	17.39%	21.58%	21.86%	20.44%

TEAM



The Marketplace project is led by Anita Erickson, CEO of Step One Enterprises:

- Champion and respected leader in the design industry with over 2000 local design/build/real estate contacts
- Founder of three design-related companies
- Accomplished marketing executive with corporate experience at Dell, Rapp-Collins Worldwide
- First employee and Director/VP at three start-up companies (media and digital focus)
- Leader of STILE Studio, a professional development network for the design/build industry
  o www.stile-studio.com
    o Created to support, connect and inspire design/build/real estate professionals in Austin, and to promote Austin as a world-class design destination

EXTENDED TEAM

Advisors
Gaines Bagby, First Vice President, CBRE – Real Estate Advisor
Lieve Saether, Owner, Turnstyle Design – Founding Investor and Advisory Board Member
Alicia Marie, Owner, PeopleBiz – Business and Executive Coaching

Outsourced Business Team
- Brian Lang, President, Upside CFO – Financial Advisor
- Matthew King, Rock Star Financial – Bookkeeping
- RSMB Law – Business and Real Estate Attorneys

Construction/Design Team
- Keith Zeigleman – Lovejoy Construction
- Justin Kyle – JK Architect
- Andrea Kalutkiewicz – AK Interior Design
- Ginger Maney – Merchandising Specialist

CONTACT

Anita Erickson
Founder/CEO
anita@themarketplaceatx.com
512-589-1579

Assumptions

Master lease	10,200
Rate	$16
NNN	$7.5
Salary increases	105%
Lease/NNN increase	103%
Annual showroom revenue	$784,800

Monthly lease	$ 13,600
Monthly NNN	$ 6,375

Loan amount	$43,500
Loan rate	6%
Loan term/months	60
Monthly IR:	0.004867551

Startup Income

Step One Enterprises - cash on hand	$60,000
Founding Investors	$100,000
Crowdfund	$100,000
Deposits from Partners	$30,000
Total Startup Income	**$ 290,000**

Expenses

Startup Expenses		
Deposit	$ 33,575	
Pre-open utilites, etc.	$ 19,125	
Construction/improvements	$ 50,000	
Architecture/design services	$ 5,000	
MEP	$ 12,000	
Fixtures/signage/furniture (see tab)	$ 60,000	
Professional services (see tab)	$ 11,700	
Technology/office (see tab)	$ 7,000	
Marketing (see tab)	$ 7,000	
Staff (see tab)	$ 15,000	
Management salary		100% deferred until open
Reserve/misc	$ 20,000	
Total startup	**$ 240,400**	

* Note that lease stipulates 4 months free rent, but may be cut in to if construction goes long

		Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Year 1	Year 2	Year 3	Year 4	Year 5
Ongoing business expenses																		
Rent discount *	$ -	0%	0%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	83%	100%	100%	100%	100%
Rent	$ -	$0	$0	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$136,000	$168,096	$176,501	$185,326	$194,592
NNN	$ -	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$ 6,375	$76,500	$80,325	$84,341	$88,558	$92,986
Utilites (water, electric, trash, internet, security)	$ -	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$24,000	$24,000	$24,000	$24,000	$24,000
Loan payment		$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 838	$ 10,053	$ 10,053	$ 10,053	$ 10,053	$ 10,053
Office expenses (supplies, cleaning, insurance)		$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$12,000	$12,000	$12,000	$12,000	$12,000
Prof. Services (bookkeeping, accounting, legal)		$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$9,600	$9,600	$9,600	$9,600	$9,600
Marketing hard costs/outsource		$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$18,000	$18,000	$18,000	$18,000	$18,000
Staff (see tab)		$ 9,000	$ 9,000	$ 9,000	$ 9,000	$ 11,000	$ 11,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$148,000	$204,000	$252,000	$252,000	$252,000
Management salary		$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$60,000	$80,000	$80,000	$80,000	$80,000
Payroll taxes		$ 1,120	$ 1,120	$ 1,120	$ 1,120	$ 1,280	$ 1,280	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 16,640	$ 22,720	$ 26,560	$ 26,560	$ 26,560
Reserve/additional improvements		$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$48,000	$50,000	$50,000	$50,000	$50,000
Ongoing business expenses		***$ 31,633***	***$ 31,633***	***$ 45,233***	***$ 45,233***	***$ 47,393***	***$ 47,393***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	**$558,793**	**$678,794**	**$743,055**	**$756,097**	**$769,792**
Total expenses	***$ 240,400***	***$ 31,633***	***$ 31,633***	***$ 45,233***	***$ 45,233***	***$ 47,393***	***$ 47,393***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	***$ 51,713***	**$558,793**	**$678,794**	**$743,055**	**$756,097**	**$769,792**
Income																		
Initial Investment total	$ 290,000																	
% occupied		60%	60%	60%	70%	70%	70%	80%	80%	80%	90%	90%	90%	75%	90%	90%	90%	90%
Rate increase (from base b9)															105%	120%	120%	120%
Showcase revenue (see tab)	$ -	$ 39,240	$ 39,240	$ 39,240	$ 45,780	$ 45,780	$ 45,780	$ 52,320	$ 52,320	$ 52,320	$ 58,860	$ 58,860	$ 58,860	$588,600	$ 741,636	$ 847,584	$ 847,584	$ 847,584
Additional services/events (see tab)		$ -	$ -	$ -	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 36,000	$ 80,000	$ 100,000	$ 120,000	$ 120,000
Investment reserve														$ 49,600				
Total Revenue	**$ 290,000**	**$ 39,240**	**$ 39,240**	**$ 39,240**	**$ 49,780**	**$ 49,780**	**$ 49,780**	**$ 56,320**	**$ 56,320**	**$ 56,320**	**$ 62,860**	**$ 62,860**	**$ 62,860**	**$674,200**	**$821,636**	**$947,584**	**$967,584**	**$967,584**
Cash Flow	**$ 49,600**	**$ 7,607**	**$ 7,607**	**$ (5,993)**	**$ 4,547**	**$ 2,387**	**$ 2,387**	**$ 4,607**	**$ 4,607**	**$ 4,607**	**$ 11,147**	**$ 11,147**	**$ 11,147**	**$115,407**	**$142,842**	**$204,529**	**$211,487**	**$197,792**
												Profit margin		*17.12%*	*17.39%*	*21.58%*	*21.86%*	*20.44%*
Runway		$ 57,207	$ 64,814	$ 58,822	$ 63,369	$ 65,756	$ 68,143	$ 72,751	$ 77,358	$ 81,965	$ 93,112	$ 104,260	$ 115,407					

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on January 22, 2021, and the Company has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity. The Company has retained an accountant to prepare annual financial statements.

Risks Associated with the Company's Business

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

The Company's business has been impacted by government actions to mitigate the novel coronavirus. To date the outbreak has not had a material adverse impact on our operations. However, the future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Risks Associated with this Offering and the Securities

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities to be issued will be restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

The Notes Are Unsecured

The Notes being issued pursuant to this offering are unsecured, meaning that the holders have no security interest in the Company's assets to guarantee repayment.

The Company's managers may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement provides for the indemnification of the Company's managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN

REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
To raise capital for construction, improvements and marketing, and to pay off certain bridge financing.

10. How does the issuer intend to use the proceeds of this offering?

The Marketplace Austin, LLC

Use of Offering Proceeds

	If Minimum Offering Amount Sold		If Maximum Offering Amount Sold
Total Proceeds	$ $50,000		$ $150,000
Net Proceeds of Offering	$ $46,500		$ $139,500
Repay bridge line of credit to maintain buffer	$30,000		$100,000
General construction costs	$10,000		$30,000
Coffee bar construction/enhancements	$5000		$5,000
Conference room construction/enhancements	$1500		$4,500

Total Use of Net Proceeds of Offering	$ $46,500	$	$139,500

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

THE MARKETPLACE AUSTIN LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of Promissory Notes for $150,000.00 by The Marketplace Austin, LLC, a Texas limited liability company (the "Company "), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC- TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to $150,000.00 of Promissory Notes (the "Notes")
Offering Price:	At least $50.00 per Note
Minimum Investment:	$1,000.00
Minimum Offering:	$50,000.00
Capital Structure:	The Company has a single class of membership interest. A 100% membership interest was previously issued to Step One Enterprises, LLC in consideration for his contribution to the Company. There are no conversion rights that accompany the Notes being offered in this offering.
Repayment Terms:	The Notes shall provide for a five (5) year maturity date and an interest rate of ten percent (10%), paid annually. The Notes shall bear no prepayment penalty, and the Company may prepay the Notes in whole or in part at its discretion.
Corporate Governance:	The Company is a manager-managed limited liability company. For more information, please see the

GOVERNANCE section, infra, and the Company's Operating Agreement, a copy of which are attached hereto.

Restrictions on Transfer:	We will be offering the Promissory Notes pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Convertible Promissory Notes will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Promissory Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

SAMPLE PROMISSORY NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAYBE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

PROMISSORY NOTE

$____________ _________________, 2022

___________________, _________________

For value received, **The Marketplace Austin LLC** a Texas limited liability company (the "Company"), promises to pay to ______________________ (the "Holder"), the principal sum of _________________________________ Dollars ($___________). Interest shall accrue from the date of this Note on the outstanding and unpaid principal amount at a rate equal to ten percent (10%) per annum, compounded annually. This Note is the Promissory Note (referred to herein as the "Note") issued pursuant to that certain Subscription Agreement dated ______________, 2022 (the "Agreement"). This Note is subject to the terms and conditions set forth in the Agreement, and is further subject to the following terms and conditions, and terms not defined herein shall have their meanings assigned in the Agreement.

1. Maturity. Unless converted as provided in Section 2, this Note will automatically mature and be due and payable on the fifth (5th) anniversary of the date referenced above (the "Maturity Date"). Subject to Section 2 below, interest shall accrue on this Note and accrued interest may, at Company's option, be paid monthly, and shall be due and payable with each payment of principal. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at anytime without penalty.

3. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of

the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the outstanding principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

        4.   **<u>Governing Law</u>.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

        5.   **<u>Notices</u>.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or by confirmed facsimile or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

        6.   **<u>Amendments and Waivers</u>.** Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

COMPANY:

THE MARKETPLACE AUSTIN LLC

By:_____

Name:_____
                        (print)
Title:_____

Address:_____

THE MARKETPLACE AUSTIN LLC
NOTE REGARDING FORWARD LOOKING STATEMENTS

THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

Sample Return on Promissory Notes Investment (Assuming Five Year Maturity)

Investment amount	Interest rate		Year 1	Year 2	Year 3	Year 4	Year 5	Total	Effective Return Rate
$1,000	10%	Interest	$100	$100	$75	$65	$60	$400	
		Principal			$250	$350	$400	$1,000	
		Total	$100	$100	$325	$415	$460	$1,400	40%
$5,000	10%	Interest	$500	$500	$375	$325	$300	$2,000	
		Principal			$1,250	$1,750	$2,000	$5,000	
			$500	$500	$1,625	$2,075	$2,300	$7,000	40%
$10,000	10%	Interest	$1,000	$1,000	$750	$650	$600	$4,000	
		Principal			$2,500	$3,500	$4,000	$10,000	
			$1,000	$1,000	$3,250	$4,150	$4,600	$14,000	40%

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Operating Agreement
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

THE MARKETPLACE AUSTIN LLC

Capitalization Effective as of July 1, 2022

Members and Addresses	Initial Capital Contribution	Percentage Interest
Step One Enterprises, LLC 1803 Alegria Rd Austin, Texas 78757	$86,151.58	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
Given that the securities being offered are debt securities, the exercise by shareholders of their rights should have little or no impact.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See RISK FACTORS

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
(ii) $43,333 outstanding in favor of Frontier Bank of Texas;ă (ii) $100,000 planned with bridge line of credit; and (iii) two existing investors totaling $50,000, debt with 5-year paybackă

25. What other exempt offerings has the issuer conducted within the past three years? :

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not Applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes   ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ATTESTATION

I, Anita Erickson, confirm that the financials attached hereto have been reviewed by me and my team. I confirm that these historic financials attached hereto are accurate to the best of my knowledge.

DocuSigned by:

Anita Erickson

D7FE9B5CDE9D443...

Anita Erickson, CFO

The Marketplace Design Destination

Profit and Loss
All Dates

	TOTAL
Income	
Marketplace Initial Deposit	0.00
Total Income	**$0.00**
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	5,141.20
Marketing Events	1,004.71
Networking	887.19
Total Advertising & Marketing	**7,033.10**
Auto	14.17
Bank Charges & Fees	
Bank Fees	2,000.00
Credit Card Processing Fees	158.83
Total Bank Charges & Fees	**2,158.83**
Computer	2,752.94
Dues & Subscriptions	40.00
Interest Paid	1,674.25
Legal & Professional Services	48,847.44
Meals & Entertainment	3,706.20
Office Supplies & Software	1,356.60
Parking / Ride Share / Tolls	44.25
Postage & Shipping	53.52
QuickBooks Payments Fees	89.20
Taxes & Licenses	39.00
Travel	1,434.70
Web Hosting	563.95
Total Expenses	**$69,808.15**
NET OPERATING INCOME	**$ -69,808.15**
Other Income	
Interest Income	5.75
Total Other Income	**$5.75**
Other Expenses	
Penalties and Fines	39.00
Total Other Expenses	**$39.00**
NET OTHER INCOME	**$ -33.25**
NET INCOME	**$ -69,841.40**

The Marketplace Design Destination

Balance Sheet

All Dates

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - Frontier (7216)	61,020.84
Savings - Frontier (8660)	10,457.75
Total Bank Accounts	**$71,478.59**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$71,478.59**
TOTAL ASSETS	**$71,478.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - Frontier	44,066.41
Prepaid Deposits	9,100.00
Total Other Current Liabilities	**$53,166.41**
Total Current Liabilities	**$53,166.41**
Total Liabilities	**$53,166.41**
Equity	
Investor Funds	2,000.00
Owner's Investment	86,151.58
Retained Earnings	
Net Income	-69,839.40
Total Equity	**$18,312.18**
TOTAL LIABILITIES AND EQUITY	**$71,478.59**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i)   in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii)   involving the making of any false filing with the Commission? □ Yes   ☒ No
 (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii)   involving the making of any false filing with the Commission? □ Yes   ☒ No
 (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

      (A)   association with an entity regulated by such commission, authority, agency or officer? □ Yes   ☒ No

      (B)   engaging in the business of securities, insurance or banking? □ Yes   ☒ No

      (C)   engaging in savings association or credit union activities? □ Yes   ☒ No

  (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes   ☒ No
  (ii)   places limitations on the activities, functions or operations of such person? □ Yes   ☒ No
 (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

THE MARKETPLACE AUSTIN, LLC

INDEX OF MATERIAL DOCUMENTS

1.   Certificate of Formation, Texas Secretary of State

2.   Limited Liability Company Operating Agreement

3.   Form of Promissory Note

4.   Portal Page Video Script

THE MARKETPLACE AUSTIN, LLC

Certificate of Formation, Texas Secretary of State



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

The Marketplace Austin LLC
File Number: 803909303

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 01/22/2021

Effective: 01/22/2021



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Kika Garza TID: 10306 Document: 1022493960002

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



Certificate of Formation
Limited Liability Company

Filed in the Office of the
Secretary of State of Texas
Filing #: 803909303 01/22/2021
Document #: 1022493960002
Image Generated Electronically
for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

The Marketplace Austin LLC

Article 2 – Registered Agent and Registered Office

☑ A. The initial registered agent is an organization (cannot be company named above) by the name of:

Registered Agents Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:
5900 Balcones Drive, Ste. 100   Austin TX 78731

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☑ A. The limited liability company is to be managed by managers.

OR

☐ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Manager 1: **Anita   Erickson**   Title: **Manager**

Address: **1803 Alegria Rd.   Austin TX, USA 78757**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

Lauren Schoenbaum   901 S. Mopac Expwy, Barton Oaks Plaza IV, Ste 290, Austin, TX 78746

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Lauren Schoenbaum

Signature of Organizer

FILING OFFICE COPY

THE MARKETPLACE AUSTIN, LLC

Limited Liability Company Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE MARKETPLACE AUSTIN LLC

This Limited Liability Company Agreement (this "*Agreement*") of The Marketplace Austin LLC (the "*Company*") is made effective as of January 22, 2021, by the members listed on <u>Schedule A</u> attached hereto (each a "*Member*" and together the "*Members*").

ARTICLE I

Company Formation

1.1 **FORMATION.** The Certificate of Formation of the Company was filed and became effective on January 22, 2021, pursuant to the Texas Business Organizations Code, as amended from time to time (the "*TBOC*").

1.2 **REGISTERED OFFICE AND AGENT.** The address of the Company's registered office in the state of Texas is 5900 Balcones Drive, Ste. 100, Austin, Texas 78731. The name of the registered agent at such address is Registered Agents Inc.

1.3 **TERM.** The Company shall continue for a perpetual period unless:

   (a)   The Members holding a majority interest in the Company vote for dissolution;

   (b)   Any event which makes it unlawful for the business of the Company to be carried on by the Members occurs; or

   (c)   Any other event causing dissolution of the Company under applicable state laws occurs.

1.4 **CONTINUANCE OF COMPANY.** Notwithstanding the provisions of Article 1.3, in the event of an occurrence described in Article 1.3(c), if there is at least one remaining Member, said remaining Member shall have the right to continue the business of the Company.

1.5 **BUSINESS PURPOSE.** The purpose of the Company is the provision of a wholesale marketplace as well as the transaction of any and all lawful activities for which a limited liability company may be organized under the TBOC.

1.6 **PRINCIPAL PLACE OF BUSINESS.** The location of the principal place of business of the Company shall be 1803 Alegria Rd., Austin, Texas 78757, or at a location the Managers select.

ARTICLE II

Membership and Capital Contributions

2.1 **THE MEMBERS.** The names, addresses, and percentage interests of each current Member are listed in <u>Schedule A</u>. Members are the owners of this company.

2.2 **CAPITAL CONTRIBUTIONS.** The Members have initially contributed to the Company the amounts (if any) listed opposite their names on <u>Schedule A</u>. The Managers may from time to time create and subsequently modify the process for any Member to make an additional capital contribution to the Company. The Company shall keep record of the capital contributions of each Member on an ongoing basis.

2.3 **ADMISSION OF ADDITIONAL MEMBERS.** The Company may admit additional members pursuant to the terms of this Agreement and the TBOC.

2.4 **MEMBER MEETINGS.** Meetings of the members shall be held from time to time in accordance with the following provisions.

(a)   Members holding a majority in interest or any Manager may call a meeting of the Members by providing to each Member written notice of the time and place of such meeting. The meeting shall be held not less than five (5) days nor more than sixty (60) days after the date of written notice therefor. Only matters described in the written notice of the meeting may be taken up and/or voted upon at the meeting unless such notice is waived as provided herein.

(b)   A Member may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's attendance at any meeting in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice unless the Member objects to considering the matter when it is presented.

(c)   A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for eleven (11) months unless otherwise expressly stated in the appointment form.

(d)   Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is taken in writing by all the Members. The action must be evidenced by one or more written consents describing the action taken, signed by all the Members entitled to vote on the action, and delivered to the Company for inclusion in the minutes.

(e)   Any or all Members may participate in any annual, regular, or special meeting of the Members by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

2.5 **MEMBER VOTING.** Each Member shall vote in accordance with **such Member's** percentage interest in the Company. Unless otherwise specified herein, any action by the Members shall require the affirmative vote of a majority in interest of the Members.

ARTICLE III

Profits, Losses, and Distributions

3.1 **PROFITS/LOSSES.** For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's percentage interest in the Company, and as amended from time to time in accordance with state and federal law.

3.2 **DISTRIBUTIONS.** Subject to applicable law and any limitations elsewhere in this Agreement, the Managers shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in proportion to their percentage interest in the Company. Except as otherwise provided in this Agreement, the decision as to whether to make distributions shall be within the sole discretion of the Managers. All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Managers may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company, or other relevant information. Neither the Company, the Managers, nor the Members shall incur any liability for making distributions.

3.3 **FORM OF DISTRIBUTIONS**. No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company. The Managers shall make all other decisions regarding distributions.

3.4 **RETURN OF CAPITAL CONTRIBUTIONS**. Any capital contributions paid to the Company by the Members may be repaid to the Members prior to the distribution of any profits at the discretion of the Managers.

3.5 **TAXES.** The Company will, on an annual basis at the time of filing income tax returns, distribute the cash necessary for Members to pay U.S. and state taxes on income derived from a **Member's role with** the Company. These cash distributions shall be considered a part of the total tax-related distribution. The Company will endeavor, in good faith, to file necessary income taxes on a timely basis.

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS.** The Company shall be Manager-managed and shall initially have one (1) Manager. The initial Manager is Anita Erickson.

4.2 **TERM AND SELECTION OF MANAGERS**. Unless a term is specified upon selection of a Manager as provided herein, each Manager shall serve until the resignation, removal, or death of the Manager. If a term is specified by the Members upon the selection of a Manager, the **Manager shall serve for the specified term and until the Manager's successor is selected by the** affirmative vote of Members owning a majority in interest, or until the earlier resignation, removal, or death of the Manager.

4.3 RESIGNATION OF MANAGERS. Any Manager may resign at any time upon giving notice in writing or by electronic transmission to all other Managers. Resignation is effective upon any other Manager's receipt of the notice of resignation.

4.4 REMOVAL OF MANAGERS BY MEMBERS. A Manager may be removed for any reason at a meeting of the Members called for that purpose by a vote of the majority in interest of the Members. The Members may vote to elect a new Manager to serve for the remainder of the removed Manager's term.

4.5 TERMINATION OF MANAGERS. Managers shall be terminated in the case of their death, a legal finding of incapacity, or any attempt to transfer their manager position to any third party without complying with Section 4.2. In the event of the death or divorce of a Manager, any transferred interest to the family or former spouse of the Manager shall have no right to serve as Manager of the Company.

4.6 POWERS OF MANAGERS. The Managers, as authorized by Members, will make decisions as to (a) the sale, development, lease, or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; (g) the employment of persons, firms or corporations for the operation and management of the company's business including lawyers, accountants, and other advisers and consultants; and (h) obtaining insurance for the Company. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments, leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts, and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements, and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing. Except as otherwise stated herein, any action taken, approved, or ratified by a majority of the Managers shall be binding on the Company.

4.7 MANAGER MEETINGS. The Managers may hold meetings to determine overall Company business at such time and place as the Managers may agree from time to time and pursuant to the following:

(a)   Regular meetings of the Managers may be held periodically on fixed, predetermined dates and times if a majority of the Managers determines that regular meetings should be held and fixes the dates and times for such meetings in advance and each Manager is notified of such action. Other meetings of the Managers may be called at any time by a majority of the Managers.

(b)   No notice of regular meetings shall be required unless the date or time of any such meeting is changed from the date and time fixed for such meeting, in which case each Manager shall be notified of such change orally or in writing at least forty-eight (48) hours before such meeting. The Company or any Manager calling the meeting shall give written or oral notice stating the date, time, and place of any other meeting of the Managers to each Manager at the meeting at least twenty-four (24) hours before the meeting.

(c)   A Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Manager's attendance at any meeting in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting unless the Manager at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice unless the Manager objects to considering the matter when it is presented.

(d)   A Manager may appoint a proxy to vote or otherwise act for the Manager pursuant to a written appointment form executed by the Manager or the Manager's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Manager. A proxy appointment is valid for eleven (11) months unless otherwise expressly stated in the appointment form.

(e)   Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if the action is taken in writing by all the Managers. The action must be evidenced by one or more written consents describing the action taken, signed by all the Managers entitled to vote on the action, and delivered to the Company for inclusion in the minutes.

(f)   Any or all Managers may participate in any annual, regular, or special meeting of the Managers by, or through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager so participating is deemed to be present in person at the meeting.

4.8 MANAGER VOTING. Any resolution of the Company shall require the affirmative vote or written consent of a majority of the Managers. A resolution shall be required for any of the following:

(a)   any merger, consolidation, acquisition, entry into a joint venture or other business combination;

(b)   sale or other disposition of substantially all the assets of the Company;

(c)   encumbrance or grant of a security interest in substantially all the assets of the Company;

(d)   filing of a petition or commencing other proceedings seeking reorganization, liquidation, arrangement, or other similar relief under any federal or state law relating to bankruptcy or insolvency.

4.9 OFFICERS. The Managers may in their sole discretion establish officers and titles, powers, duties, and terms thereof to assist in the management of the Company. This shall also include naming a Tax Matters Manager.

4.10 EMPLOYEES. The Managers may, by a majority vote, hire non-equity-holding employees **and delegate management authority as it relates to the Company's daily** operations, provided that any employee so hired is subordinate in authority to each Manager and no such employee has the ability to bind the Company.

4.11 **COMPANY INFORMATION.** Upon request, the Managers shall supply to any Member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records, and materials in the Managers' possession regarding the Company or its activities.

4.12 **SIGNING AUTHORITY.** All documentation, including but not limited to contracts, agreements, insurance policies, and compliance documents, must be signed by a Manager in order to be binding. No other Member or Employee shall have the right or authority to bind the Company.

4.13 **PROTECTIVE PROVISIONS.** Notwithstanding anything contained herein to the contrary, the Company shall not, without first obtaining the approval of a majority in interest of the Members:

    (a)   Admit any additional Members;

    (b)   Remove any Member;

    (c)   Increase or decrease the number of Managers;

    (d)   Dissolve the Company;

    (e)   Waive a material obligation or right of the Company with respect to a Manager or Member, including, but not limited to obligations of confidentiality, unless such waiver applies equally to all Managers and Members possessing such obligation or right;

    (f)   Amend this Agreement.

ARTICLE V

Bookkeeping

5.1 **BOOKS.** The Managers shall maintain complete and accurate books of accounts of the Company's affairs at the Company's principal place of business or at another location agreeable by the Managers. Such books shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

5.2 **REQUEST FOR AUDIT.** Any Member may, upon five (5) days' prior written notice, and at his sole cost and expense, request a full audit and accounting of all Company records.

5.3 **REPORTS.** The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VI

Transfers

6.1 **VOLUNTARY ASSIGNMENT.** A Member may not dispose or encumber all or any portion of its membership interest except in accordance with this Section 6. If at any time a Member wishes to dispose of all or any part of its interest in the Company (such Member shall be referred to hereafter as "*Selling Member*") and there is more than one Member of the Company at that time, the Selling Member shall comply with the following procedures:

(a) Selling Member must make a written offer to sell such interest to the Company at a reasonable price determined in writing. At this point Selling Member may not make this intention publicly known. If the Company declines or fails to elect such interest within sixty (60) days, the Selling Member may advertise its membership interest for sale as it sees fit.

(b) If Selling Member has a buyer of Member's interest, the other current Member(s) have first right of refusal to purchase the Selling Member's interest for the agreed purchase price. If there are more than one current remaining Members, remaining Members may combine funds to purchase the Selling Member's interest. Selling Member must show that the potential purchaser has full certified funds, or the ability to get full certified funds before the first right of refusal period starts. Current Members have sixty (60) days to buy selling Member's interest if they so desire.

(c) Pursuant to the applicable law, the Managers may unanimously approve the sale of Selling Member's interests to grant full membership benefits and functionality to the new Member. The Managers must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or Member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. Selling Member must disclose to buyer or assignee if the Managers will not approve the sale.

6.2 **INVOLUNTARY ASSIGNMENT**. Any Member may be removed involuntarily by an affirmative vote of a majority in interest of the Members. If it is determined that a Member will be removed involuntarily from the Company (hereafter referred to as "*Exiting Member*"), Exiting Member will assign its interest to current Members according to the following set forth procedures:

a) A value must be placed upon this membership interest before assigned.

b) If Exiting Member and current Members do not agree on the value of this membership interest, Exiting Member must pay for a certified appraiser to appraise the Company value, and Exiting Member's value will be assigned a value according to Exiting Members' percentage of membership interest.

c) The current Members must approve the certified appraiser used by Exiting Member. Current Members have thirty (30) days to approve Exiting Member's certified appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the Company business appraisal. Current Members may not stall the process by disapproving all certified appraisers.

d) If current Members disagree with the value placed on Exiting Member's interest, current Members must pay for a certified appraiser to value the Company and

Exiting Member's interest according to the same terms. **Current Member's** appraisal must be completed within sixty (60) days or right of current Members to dispute the value of **Exiting Member's interest expires.**

e) **Upon completion of current Members'** appraisal, Exiting Member must approve the value placed on Exiting Member's interest. Exiting Member has thirty (30) days to approve this value.

f) If Exiting Member does not approve current **Members' apprais**al value, the value of the Company **will be determined by adding both parties' values, then dividing** that value in half, then creating the value of the Exiting Member's interest according to the Exiting Member's percentage of membership interest.

g) Upon determination of **Exiting Member's inte**rest value, the value will be paid by the Company to Existing Member within twelve (12) months.

6.3 **DEATH OF A MEMBER.** Upon the death or permanent incapacity of a Member, the **Company has the option to purchase such Member's** membership interest in the Company from **the Member or the Member's estate** for book value. **If the Company doesn't exercise such option, the remaining Members have a right to purchase such Member's interests** at the same price. The Company shall have thirty (30) days to exercise its option and after that the remaining Members shall have thirty (30) days to exercise their option described in this subsection.

6.4 **DIVORCE OR DEATH OF A MEMBER'S SPOUSE.** In the event of the divorce of a **Member or the death of a Member's spouse, as a** result of which the Member does not succeed to all of his/**her spouse's community property interest, if any, in the Member's membership interest** in the Company, such Member shall have the right and option to purchase the membership interest from his or her former spouse **or the spouse's estate for book value**. Such Member shall have sixty (60) days from the date the membership interest transferred to his/her former spouse in which to elect to buy all or any of the membership interest. If the Member does not do so, the **Company has the option to purchase such Member's interest from the Member's former spouse** for book value. **If the Company doesn't exercise such option, the remaining Members have a right to purchase such Member's interest** for book value. The Company shall have thirty (30) days to exercise its option and after that the remaining Members shall have thirty (30) days to exercise their option described in this subsection.

ARTICLE VII

Dissolution

7.1 **MANAGERS' OBLIGATIONS ON DISSOLUTION.** All Managers are responsible for any dissolution obligations, including but not limited to:

(a) fulfilling any state or federally mandated dissolution filing obligation;

(b) allocating all outstanding assets owed to the Members, consistent with their percentage of ownership and any capital contributions that have not been repaid; and

(c) terminating any and all contracts that are affected by the Company's dissolution.

7.2 **ACTIVITIES DURING DISSOLUTION**. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be distributed to the Members in accordance with this Agreement. Actions related to regulatory and licensing requirements shall be considered necessary.

ARTICLE VIII

Limitation of Liability, Exculpation, and Indemnification

8.1 **LIMITATION OF LIABILITY.** Except as otherwise provided by the TBOC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members and Managers shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member or Manager of the Company.

8.2 **EXCULPATION & INDEMNIFICATION.** The Managers shall have fiduciary duties of loyalty, care, good faith and obedience to the Company and the Members. No Manager, Member, officer, or employee of the Company **(each a "*Covered Person*") shall be liable to the** Company or any other entity or any person who has an interest in the Company, for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that such Covered Person shall be liable for any such loss, damage or claim incurred by reason of **such Covered Person's gross negligence or willful misconduct or material breach of this** Agreement. To the full extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by the Covered Person by reason of any act or omission performed or omitted by the Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Covered Person by this Agreement, except that a Covered Person shall not be entitled to be indemnified in respect of any loss, damage or claim incurred by the Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions, or by material breach of this Agreement; provided, however, that any indemnity under this Section 8.2 shall be provided out of and to the extent of Company assets only, and the Members shall not have personal liability on account thereof.

ARTICLE IX

Confidentiality

9.1 **CONFIDENTIAL INFORMATION. "*Confidential Information*" means any non**-public information, whether disclosed in oral, written, visual, electronic, or other form, which a Member learns through their affiliation with the Company. Members shall use commercially reasonable efforts to protect the secrecy of, and avoid disclosure and unauthorized use of, the Confidential Information, which will in no event be less than a reasonable degree of care. Without limiting the foregoing, the Members will not disclose, reproduce, summarize, extract, distribute, or use the Confidential Information except to the extent necessary to exercise their rights or perform their obligation under this Agreement.

9.2 **SPECIFIC PERFORMANCE**. The Members acknowledge that breach of the provisions of this Article IX may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Article IX may be enforced by specific performance.

ARTICLE X

Intellectual Property

10.1 **OWNERSHIP OF INTELLECTUAL PROPERTY.** Notwithstanding any other provision of this Agreement, all ownership rights with respect to the intellectual property of the Company, including, but not necessarily limited to, all patents, trademarks, copyrights, trade secrets, data definitions, data bases, standards, guidelines, schemas, diagrams, software, programs, designs, codes, e-mail addresses, telephone numbers, facsimiles, and other technology and information developed in connection with or related to the business of the Company (*"Intellectual Property"*) shall be owned by the Company and shall be considered assets of the Company. Such ownership rights may be transferred or assigned only upon the approval of, and compliance with, the conditions imposed by a majority of the Managers.

10.2 **MEMBER INTELLECTUAL PROPERTY.** Each Member warrants that any Intellectual Property created or produced by that Member for the Company is not subject to any claim of ownership by any other party. Each Member further warrants that any rights in Intellectual Property developed in connection with or related to the business of the Company either now held or later acquired by that Member shall be perpetually licensed to the Company or its successors or assigns without any royalty, fee, or credit to the Member's capital account.

10.3 **INTELLECTUAL PROPERTY GENERATED FOR THE COMPANY.** The Company shall endeavor to obtain from any party generating Intellectual Property for the Company an agreement that such generated Intellectual Property shall, to the extent possible, be assigned or otherwise transferred to the Company.

ARTICLE XI

General Provisions

11.1 **TEXAS LAW GOVERNS.** This Agreement shall be construed under and in accordance with the laws of the State of Texas (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

11.2 **SEVERANCE CLAUSE**. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, that invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if the invalid, illegal, or unenforceable provision had never been contained in it.

11.3 **ENTIRE AGREEMENT**. This Agreement constitutes the entire Agreement between the Members with respect to the subject matter. This Agreement supersedes any prior understandings or written or oral agreements between the parties respecting the subject matter contained in this Agreement.

11.4 **ADVICE OF COUNSEL.** The undersigned acknowledge that, in executing this Agreement, they have had the opportunity to seek the advice of independent legal counsel, and have read and understand all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

11.5 **ASSIGNMENT.** Member rights and duties under this Agreement are not transferable, delegatable, or assignable without prior written consent of a majority of the Managers. Any assignment in violation of the foregoing is void.

11.6 **NOTICES. Any notices shall be sent to each Member'**s most recent email address on file with the Company.

11.7 **COUNTERPARTS.** This Agreement may be signed in counterparts, which together will constitute one and the same agreement.

11.8 **AMENDMENTS.** Except where stated in this Agreement, this Agreement may not be modified or amended without the unanimous approval of all the Members.

LISTING OF MANAGERS

The undersigned hereby agrees to serve as the initial Manager for the Company. Signed this _____.

_____
Anita Erickson

CERTIFICATION OF MEMBERS

The undersigned Member hereby agrees, acknowledges, and certifies to adopt this Company Agreement. Signed this _____.

Step One Enterprises, LLC

By: _____
        Anita Erickson, Principal

SCHEDULE A

Membership Schedule of The Marketplace Austin LLC
Effective January 22, 2021

Members and Addresses	Initial Capital Contribution	Percentage Interest
Step One Enterprises, LLC 1803 Alegria Rd Austin, Texas 78757	$_____	100%

THE MARKETPLACE AUSTIN, LLC

Form of Promissory Note

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAYBE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

PROMISSORY NOTE

$____________ _________________, 2022

___________________, ________________

For value received, **The Marketplace Austin LLC** a Texas limited liability company (the "Company"), promises to pay to ______________________ (the "Holder"), the principal sum of ________________________________ Dollars ($___________). Interest shall accrue from the date of this Note on the outstanding and unpaid principal amount at a rate equal to ten percent (10%) per annum, compounded annually. This Note is the Promissory Note (referred to herein as the "Note") issued pursuant to that certain Subscription Agreement dated ______________, 2022 (the "Agreement"). This Note is subject to the terms and conditions set forth in the Agreement, and is further subject to the following terms and conditions, and terms not defined herein shall have their meanings assigned in the Agreement.

1. Maturity. Unless converted as provided in Section 2, this Note will automatically mature and be due and payable on the fifth (5th) anniversary of the date referenced above (the "Maturity Date"). Subject to Section 2 below, interest shall accrue on this Note and accrued interest may, at Company's option, be paid monthly, and shall be due and payable with each payment of principal. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at anytime without penalty.

3. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of

the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the outstanding principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

4. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

5. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or by confirmed facsimile or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage **prepaid, addressed to the party to be notified at such party's** address as set forth below or as subsequently modified by written notice.

6. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

COMPANY:

THE MARKETPLACE AUSTIN LLC

By:_____

Name:_____
                                    (print)
Title:_____

Address:_____

THE MARKETPLACE AUSTIN, LLC

Portal Page Video Script

Marketplace Crowdfunding Video Script

V2

Main Introduction Video for Crowdfund Site

Image	Copy
 Overlay logo	
TBD, general Austin skyline image or Music Lane/south congress?	Austin is considered one of the most creative, vibrant cities in the country.
	We have the design talent, the population and the wealth to be a world-class design destination
	All that is missing are world-class products and services to take us to the next level.



Anita 4:26 or 3:46	Hello, I'm Anita Erickson, founder and CEO of The Marketplace, and we are bringing the best of design to Austin.
Broken Spoke morphs to this 	Austin has grown exponentially in terms of population and wealth in the last 10 years, and with that comes increased expectations for architecture and design.
	We have the talent, but we're missing a robust variety of quality, to-the-trade resources to make these luxury projects all they can be.

	
Anita 7:28 or 7:36	I was inspired…
 See mockup ppt Adobe: 119396413	Going to Dallas and Houston, or even High Point or New York to shop is expensive and time consuming. Austin needs to have the best products at its doorstep if is to compete as a world-class design destination.
 Text over: Standalone showrooms = commitment, cost and staff	I also heard from vendors about the challenges of showcasing their products to trade customers in a cost-effective way; they want to take advantage of the opportunities in Austin, but aren't always ready to commit to another large showroom.

 Text Over: Unique products and services, all in one place	The Marketplace solves these problems for both parties by allowing interior designers, architects and builders to discover new products and services, all in one place, with showcases from local, national and global brands.
 Text over: Knowledgeable, friendly staff	Our knowledgeable, friendly staff will provide answers to common questions and connect shoppers with a company representative when it's time to order.
 Text over: Meeting and gathering spaces	Trade professionals can bring clients in to explore, then settle in one of our meeting rooms to make final decisions.



Text over: Efficiently connecting brands with ttttrade customers | Product and service brands can have a presence in the hot Austin market without the commitment and expense of a standalone showroom. The Marketplace offers showcases with one-year terms, staff support and robust marketing programs to efficiently connect brands with their trade customers. |
|

Text over: Building community: An industry hub | The Marketplace is designed to be an industry hub, and we will host regular product popups, speaker series and special events to bring the industry together and increase visibility for our vendor partners. |
| Floorplan with sold icons.
See ppt mockup | We have gotten incredible response from both the professional community, and from product vendors who want to showcase at The Marketplace. One third of our spaces are already pre-sold, |

<table>
<tr>
<td>
The MARKETPLACE
Design Destination

IT'S COMING!
We know you're ready, and we are too! Read More Here about our plans and progress.

LET'S CONNECT!
We're still working on our final showroom location, but in the meantime we just can't wait to introduce you to our Partners and begin to fulfill our mission to connect and support the design/build community. Join us for our Inaugural Marketplace Mixer hosted by Partner TriSupply.

Please note, to help maintain a safe environment, the event will be limited to 50 guests and we will be following Covid guidelines.

Inaugural Marketplace Mixer
Thursday, October 21st

INFO/RSVP

Not sure if the capture I was able to get will be big enough, if it's blurry let me know and I'll try to find something bigger.

See also social media images in folder</td>
<td>and we have developed marketing list of over 4000 interior designers, architect and custom builders in the central Texas area who are ready and eager to get shopping.</td>
</tr>
<tr>
<td>Anita
8:13</td>
<td>The Marketplace is Phase One of our vision to create a unique, dynamic Design District in Austin.</td>
</tr>
<tr>
<td></td>
<td>As we grow, we will work with the design/build community, the city and local developers to create a destination that represents the best of design for both the professional and consumer.</td>
</tr>
<tr>
<td>Words overlaying image, blur image a bit so it's easier to read?</td>
<td>We have several founding investors on board, and we are now offering an opportunity to participate to the broader professional community to participate.</td>
</tr>
</table>

 *Bring the best of design to Austin* *Build a world-class creative destination* *Encourage creative jobs* *Support local designers and artisans*	You can be part of a project that is long-overdue and will be a game-changer for Austin's design industry.
Maybe insert Lieve here if it flows well?	
Anita 7:50 7:59 8:07	Please take a look at our fundraising page to learn more about this opportunity and get involved in bringing the best of design to Austin.
Same as opening with overlay website: www.themarketplaceatx.com/invest	Learn more on our website: www.themarketplaceatx.com

Separate video with Lieve, or integrate if it flows well

Lieve 2:43	Meet Lieve Saether, Turnstyle Design Founding Investor and Advisory Board Member

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.themarketplaceatx.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.